SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Results of Annual General Meeting of Shareholders

The press release issued by DHT Holdings, Inc. (the “Company” or “DHT”) on June 15, 2017 related to the results of its 2017 Annual General Meeting of Shareholders (the “AGM”) is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also, on June 15, 2017, upon receipt of the requisite shareholder approval, the Company filed its further amended and restated articles of incorporation with the Registrar of Corporations of the Republic of the Marshall Islands (the “Registrar”), which are attached hereto as Exhibit 3.1 and are incorporated herein by reference.

In connection with the AGM, on May 15, 2017, the Company filed, and the Registrar accepted filing of, an amendment (the “Amendment”) to the Certificate of Designation of Series D Junior Participating Preferred Stock, previously described and attached as an exhibit in the Company’s Current Report on Form 6-K dated April 21, 2017. A copy of the as-filed Amendment is attached as Exhibit 3.2 and incorporated herein by reference.

Item 2 — EXHIBIT LIST

Exhibit	Description

3.1	Amended and Restated Articles of Incorporation of DHT Holdings, Inc., dated June 15, 2017
3.2	Amendment to the Certificate of Designation of Series D Junior Participating Preferred Stock of DHT Holdings, Inc., dated May 12, 2017
99.1	Press Release dated June 15, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: June 15, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer